№ 82-5798

CENTER TELECOM

JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY

Degtiarny per., 6/2, Moscow, GSP-3, 125993, Russia Phone: +7(095) 209-33-25. Fax: +7 (095) 209-30-07. E-mail: info@centertelecom.ru

ref.№ 08-15/111 date 04.05.2005 pages [redacted]ver

Securities and Exchange Comm[redacted]
Office of International Finance
Corporate Finance Division
450 Fifth Street, NW
Washington, DC 20549-1044, US

05007993

SUPPL

Dear Sirs!

Pursuant to Depositary Agreement of September 4, 2001 as revised and amended on December 10, 2001, JSC CenterTelecom is duly submitting to the US Securities and Exchange Commission the following public reports and documents (see enclosures) required in accordance with the Russian Law or stipulated otherwise, according to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Enclosure:

1. Notice of a material fact "information on the earned and (or) paid out income on the issuer's securities; information on the dates to meet the issuer's obligations towards holders of its securities".
2. Information about acquisition by the issuer of an interest in OAO Information Technologies for Telecommunications.
3. Press-release on payment of the sixth coupon on series 04 bonds.
4. Press-release on the date of the annual general meeting of shareholders and the record date to finalize the list of shareholders eligible for taking part in the meeting.
5. Notice of a material fact "information about events resulting in one-time increase of net profit or net loss of the issuer by more than 10 percent".

Yours sincerely,

PROCESSED
MAY 17 2005
THOMSON FINANCIAL

M. Pegasov
Acting General Director
JSC CenterTelecom

№ 82-5798

CENTERTELECOM

Press-release
For immediate release

The Board sets the date for the forthcoming annual general meeting of CenterTelecom shareholders

CenterTelecom's Board of Directors at its meeting held on April 29, 2005 set the date for holding the annual general meeting of shareholders of JSC CenterTelecom – June 30, 2005. The meeting will commence at 10.00 am.

The meeting venue is the Ekaterininski Palace in Moscow, located at: 2 Suvorovskaya Square, Moscow, Russia.

Registration of participants in the annual general meeting of shareholders will start at 8.00 am on June 30, 2005.

The record date (finalizing the list of shareholders eligible to take part in the annual general meeting of shareholders) is May 13, 2005 as at 6 pm local Moscow time.

The address to send filled out ballot papers for voting at the annual general meeting of shareholders is JSC CenterTelecom, 6 Degtiarny Per., Building 2, Moscow, GSP-3, 125993, Russia.

CENTER TELECOM

INFORMATION ON DECISIONS PASSED BY THE BOARD OF DIRECTORS OF THE ISSUER

1. *Joint-Stock Central Telecommunication Company*

2. Domicile: ***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia***

3. Taxpayer identification number (INN): ***5000000970***

4. Code of the issuer: ***00194-A***

5. Internet page used by the issuer for posting notices of events that may significantly affect prices of the securities of the issuer: http://www.centertelecom.ru/index.html?d=739

6. Date of the meeting of JSC CenterTelecom's Board of Directors: ***April 29, 2005***

7. Date of compiling and number of the minutes of the meeting of JSC CenterTelecom's Board of Directors: ***May 3, 2005, Minutes # 30***

8. Resolution passed by the Board of Directors of JSC CenterTelecom on the issue of "setting the date, time and venue of the annual general meeting of shareholders of the Company":

1. To determine:

- ***the date of the annual general meeting of shareholders of JSC CenterTelecom to be convened in the form of joint attendance by shareholders is June 30, 2005;***
- ***the time of the annual general meeting of shareholders of JSC CenterTelecom is 10.00 am;***
- ***the venue of the annual general meeting of shareholders of JSC CenterTelecom is Ekaterininski Palace, 2 Suvorovskaya Square, Moscow, Russia;***
- ***the time to start registration of persons taking part in the annual general meeting of shareholders of JSC CenterTelecom is from 8.00 am on June 30, 2005;***

2. The record date to finalize the list of shareholders eligible for taking part in the annual general meeting of shareholders of JSC CenterTelecom shall be May 13, 2005 as at 6 pm.

3. To identify the mailing address for sending filled-out ballot papers for voting at the annual general meeting of shareholders of JSC CenterTelecom: JSC CenterTelecom, 6 Degtiarny Per., Building 2, GSP-3, Moscow, 125993, Russia

M. Pegasov
Acting General Director
Joint-Stock Central Telecommunication Company
(Order #38/k of the General Director of JSC CenterTelecom of April 25, 2005

Seal

Date: May 03, 2005

82-5198

CENTERTELECOM

NOTICE OF A MATERIAL FACT.
INFORMATION ON THE RECORD DATES SET BY THE ISSUER

1. *Joint-Stock Central Telecommunication Company*
2. Domicile: ***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia***
3. Taxpayer identification number (INN): ***5000000970***
4. Code of the issuer: ***00194-A***
5. Code of the material fact: ***0800194A03052005***
6. Internet page used by the issuer for posting notices of material facts: http://www.centertelecom.ru/index.html?d=739
7. Name of regularly issued printed publications used by the issuer for publishing notices of material facts: ***Supplement to FSFM Herald, the daily Rossiiskaya Gazeta***
8. Type, category (class), series and other identifications of the securities: ***registered book-entry ordinary shares (state registration number 1-04-00194-A of December 16, 2004)***
9. The purpose of finalizing the list of holders of registered securities: ***compiling a list of shareholders eligible for taking part in the annual general meeting of shareholders to be held on June 30, 2005.***
10. The record date (to finalize the list of owners of registered securities): ***May 13, 2005 as at 6 pm***
11. Date of compiling the minutes of the meeting of JSC CenterTelecom's Board of Directors at which the decision to set the record date to finalize the list of owners of registered securities of the issuer was passed: ***May 3, 2005***

M. Pegasov
Acting General Director
Joint-Stock Central Telecommunication Company
(Order #38/k of the General Director of JSC CenterTelecom of April 25, 2005

Seal

Date: May 03, 2005

N 82-5198

CENTER TELECOM

INFORMATION ABOUT AN ACQUISITION BY THE ISSUER OF AN INTEREST IN THE CHARTER (CONTRIBUTED) CAPITAL (UNIT FUND) OF ANOTHER COMMERCIAL ORGANIZATION TOTALING AT LEAST 5 PER CENT, OR OF A BLOCK OF ORDINARY SHARES OF OTHER JOINT-STOCK COMPANY ACCOUNTING FOR AT LEAST 5 PER CENT; and ABOUT CHANGES IN SUCH INTEREST MULTIPLE OF 5 PER CENT

1. Full corporate name of the issuer: ***Joint-Stock Central Telecommunication Company***

2. Domicile of the issuer: ***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia***

3. Taxpayer Identification Number assigned to the issuer by tax authorities: ***5000000970***

4. Unique code of the issuer assigned by registration authorities: ***00194-A***

5. Address of the web page used by the issuer for posting information: http://www.centertelecom.ru/index.html?d=739

6. Full corporate name, domicile of the for-profit organization, in which the issuer purchased an interest in the charter capital (ordinary shares); or the issuer's interest in which has changed: ***Public Joint-Stock Company Information Technologies for Telecommunications; 55 Plyuschikha Street, Building 2, Moscow, 119121, Russia***

7. The issuer's interest in the charter capital of the organization before the change: ***0 (zero) per cent***

Percentage of the ordinary shares of the organization owned by the issuer before the change: ***0 (zero) per cent***

8. The issuer's interest in the charter capital of the organization after the change: ***18 (eighteen) per cent***

Percentage of the ordinary shares of the organization owned by the issuer after the change: ***18 (eighteen) per cent***

9. The date on which the change of the issuer's interest in the charter capital of the above named organization took effect: ***April 14, 2005***

R. Amaryan
General Director,
Joint-Stock Central Telecommunication Company

Date: April 14, 2005 Seal

N 82-5798

CENTERTELECOM

Notice of material facts

INFORMATION ON THE EARNED AND (OR) PAID OUT INCOME ON THE ISSUER'S SECURITIES;

INFORMATION ON THE DATES TO MEET THE ISSUER'S OBLIGATIONS TOWARDS HOLDERS OF ITS SECURITIES

Full corporate name of the issuer: ***Joint-Stock Central Telecommunication Company***

Domicile of the issuer: ***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia***

Taxpayer identification number (INN): ***5000000970***

Unique identification code of the issuer: ***00194-A***

Code of the material fact: ***0600194A21042005, 0900194A21042005***

Website used by the issuer for posting notices of material facts: http://www.centertelecom.ru/index.html?d=739

Name of regularly issued printed publications used by the issuer for publishing notices of material facts: ***Supplement to FSFM Herald, the daily Daily News. Podmoskovie***

Type, category (class), series and other identifications of the securities: ***interest bearing documentary nonconvertible bearer bonds series 02 (hereinafter "the bonds")***

State registration number of the bond issue: ***4-02-00194-A***

Date of the bond issue state registration: ***June 25, 2002***

State registration authority which performed the state registration of the bond issue: ***Federal Commission for Securities Market (FCSM)***

The Company's governing body which passed the resolution to pay interest (coupon) on the bonds of the issuer, date of passing the said resolution and date of the minutes of the said body meeting at which the said resolution was passed: ***The interest rate (coupon) on the bonds shall be determined pursuant to the Decision on the issue (state registration number 4-02-00194-A of June 25, 2002), approved by the Board of Directors of Joint-Stock Central Telecommunication Company (minutes #16 of April 29, 2002).***

The interest rate of the sixth coupon is set at 16 per cent p.a.

The issuer's obligations: ***to effect payments of the sixth coupon on and redeem the series 02 bonds***

Total amount of the payments on the series 02 bonds:

Coupon income per one bond: ***RUR79.78 (seventy nine rubles and seventy eight copecks)***

Redemption amount per one bond: ***RUR1,000.00 (one thousand rubles)***

Total amount payable per one bond: ***RUR1,079.78 (one thousand and seventy nine rubles seventy eight copecks)***

Total amount of the coupon payments: ***RUR47,868,000 (forty seven million eight hundred and sixty eight thousand rubles)***

Total redemption amount payable: ***RUR600,000,000 (six hundred million rubles)***

Total amount payable to the bond holders: ***RUR647,868,000 (six hundred and forty seven million eight hundred and sixty eight thousand rubles)***

Mode of effecting payments of income on the issuer securities: ***cash funds***

Date at which the obligation to pay income on the issuer securities should be met: ***April 21, 2005***

Total amount of income paid on the series 02 bonds of Joint-Stock Central Telecommunication Company: ***RUR647,868,000 (six hundred and forty seven million eight hundred and sixty eight thousand rubles)***

Statement of the obligation fulfillment: ***the obligation to pay the sixth coupon and redeem the series 02 bonds is discharged in full***

R. Amaryan
General Director
Joint-Stock Central Telecommunication Company *Seal*

Date: April 21, 2005

№ 82-5198

CENTERTELECOM

Company news

CenterTelecom paid the 6th coupon and retired Series 02 bonds

Moscow, April 21, 2005. CenterTelecom (RTS: ESMO, ESMOP; MICEX: CTLK, CTLKP; OTC: CRMUY) informs about the payment of the 6th coupon and the retirement of Series 02 coupon certificated non-convertible bearer bonds.
On April 21, 2005, CenterTelecom fully executed its obligations to Series 02 bondholders (state registration number 4-02-00194-A as of June 25, 2002), having paid the last (sixth) coupon in the amount of RUR 47 868 000 (forty-seven million eight hundred sixty-eight thousand) or 16% annual.
At the same time the company retired Series 02 bond issue in the amount of RUR 600 000 000 (six hundred million).
The total payments to the bondholders amounted to RUR 647 868 000 (six hundred forty-seven million eight hundred sixty-eight thousand).
Issue-related information:
The issue's state registration number is 4-02-00194-A; the registration date is June 25, 2002. The issue volume is RUR 600 million, maturity 1 003 days; the issue has 6 semi-annual coupons, paying 20%, 20%, 18%, 18%, 16%, and 16% respectively.
Series 02 coupon certificated non-convertible bearer bonds were placed on July 23, 2002. The placement was conducted through open bidding at 100% par (RUR 1 000 per bond).
The issue was arranged and underwritten by Reiffeisenbank Austria, Moskovskiy Delovoy Mir Bank and Troika Dialog Investment Company.
Between 21.10.04 and 21.04.05:
The total trading volume amounted to RUR 498.8 million:

- Of that amount bonds worth RUR 208.7 million traded in the market;
- RUR 239.9 million in block trading;
- RUR 50.2 million in REPO;

228 transactions were made:

- Of them RUR 190 in the market;
- block trading - 34;
- REPO - 4;

The resistance level was reached at 104.2% par;
the yield on the bonds fluctuated between 2.65% and 10.03% annual.
For more information please contact:
Director of Securities and Corporate Management Department
Elena Romskaya
+7(095)793-23-19
E-mail: esidorovich@centertelecom.ru
Head of Investors Relations Department
Andrey Kalinchenko
+7(095)793-23-40
E-mail: kalin@centertelecom.ru
Director of Information Policy Department
Yana Lavrentyeva
+7(095)793-24-86
E-mail: pr@centertelecom.ru
www.centertelecom.ru

• • • • • •

CenterTelecom is a leading fixed telecommunications company providing a wide range of telecom services in the Central Federal District, where over 20% of the population of Russia resides. CenterTelecom offers the full range of telecommunication services, including fixed telephony, Internet, IP-telephony, data transmission, cable TV, wired and VHF broadcasting. The company actively develops modern multiservice and SDH networks as well as new WLL systems. The Company trades on RTS (ESMO, ESMOP), Moscow Interbank Currency Exchange (CTEL, CTELP) and has ADR Level 1 common stock program (CRMUY).

22.04.2005

N 82-5198

CENTER TELECOM

NOTICE OF A MATERIAL FACT
INFORMATION ABOUT EVENTS RESULTING IN ONE-TIME INCREASE OF NET PROFIT OR NET LOSS OF THE ISSUER BY MORE THAN 10 PERCENT

1. Full corporate name of the issuer specifying organizational and legal form: **Joint-Stock Central Telecommunication Company**
2. Domicile of the issuer: **23 Proletarskaya Street, Khimki, the Moscow region, 141400, Russia**
3. Taxpayer identification number (INN) assigned to the issuer by the tax authorities: **5000000970**
4. Unique issuer code assigned by the registration authorities: **00194-A**
5. Code of the material fact: **0300194A28042005**
6. Address of the Internet page used by the issuer for posting notices of material facts: http://www.centertelecom.ru/index.html?d=739
7. Regularly issued publication used by the issuer for publishing notices of material facts: **Supplement to Herald of the Federal Service for Financial Markets, Rossiyskaya Gazeta**
8. Events resulting in one-time increase in the net profit or loss of the issuer by more than 10 percent: **the reduction of profit was caused by falling revenues in 1Q2005 compared to 4Q2004 due to large sales of the telecommunications services in 4Q2004 related to commissioning for service of new telephone exchanges and growing long-distance traffic during Christmas holidays. Nevertheless, the actual revenues in 1Q2005 exceeded the target amounts, planned by the Company.**
9. Date of the event resulting in the one-time increase of the net profit or loss of the issuer by more than 10 percent: **April 28, 2005**
10. Net profit of the issuer in the reporting period (4Q2004) preceding the reporting period where the relevant fact occurred: **RUR392,615 thousand**
11. Net profit of the issuer in the reporting period (1Q2005) when the relevant event occurred: **RUR274,703 thousand**
13. Change in the net profit in absolute and relative (percentage) terms:

Absolute change in the net profit: RUR-117,912 thousand;
Relative change in the net profit: 30.03 per cent

V.Sychev
Acting General Director
Joint-Stock Central Telecommunication Company
(Order of the General Director of JSC CenterTelecom
#38/k of April 25, 2005)

R. Konstantinova
Chief Accountant
Joint-Stock Central Telecommunication Company

Date: April 28, 2005 Seal